GROGURU, INC.

FINANCIAL STATEMENT FOR THE PERIOD ENDED DECEMBER 31, 2019
AND 2018

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services

Certified Public Accountants

Independent Accountant's Review Report

To Management
GroGuru, Inc.
La Jolla, California

We have reviewed the accompanying financial statements of GroGuru, Inc., which comprise the balances sheet as of December 31, 2019 and 2018, and the related statements of income, statements of retained earnings and statements of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
May 29, 2020

GROGURU, INC.
BALANCE SHEETS
DECEMBER 31, 2019 AND 2018

ASSETS

	2019	2018
CURRENT ASSETS		
Cash and cash equivalents	$ 183,784	$ 223,050
Accounts receivable, net	352,691	85,272
Inventory	295,437	29,557
Prepaid expenses and other current assets	20,015	45,000
TOTAL CURRENT ASSETS	851,927	382,879
PROPERTY AND EQUIPMENT		
Property and equipment, net	8,292	-
OTHER ASSETS		
Intangible assets, net	114,401	72,685
	114,401	72,685
TOTAL ASSETS	$ 974,620	$ 455,564

LIABILITIES AND SHAREHOLDERS' EQUITY

	2019	2018
CURRENT LIABILITIES		
Accounts payable	$ 265,651	$ 119,674
Deferred revenue	12,248	31,863
Accrued expenses	150,668	43,794
Deposits	-	13,101
TOTAL CURRENT LIABILITIES	428,567	208,432
LONG-TERM LIABILITIES		
SAFE Obligations	1,456,007	1,456,007
Convertible note	1,920,000	-
TOTAL LONG-TERM LIABILITIES	3,376,007	1,456,007
TOTAL LIABILITIES	3,804,574	1,664,439
SHAREHOLDERS' EQUITY		
Treasury stock, see note 6	(5,085)	-
Common stock, see note 6	2,614	2,627
Additional paid-in capital	196,173	180,427
Retained deficit	(3,023,656)	(1,391,929)
TOTAL SHAREHOLDERS' EQUITY	(2,829,954)	(1,208,875)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 974,620	$ 455,564

See independent accountant's review report and accompanying notes to financial statements.

GROGURU, INC.
STATEMENTS OF INCOME
DECEMBER 31, 2019 AND 2018

	2019	2018
REVENUES	$ 674,113	$ 147,048
COST OF GOODS SOLD	471,029	126,666
GROSS PROFIT	203,084	20,382
OPERATING EXPENSES		
Research and development	695,757	508,153
Sales and marketing	606,175	277,410
General and administrative	286,646	206,449
Payroll expense	190,804	88,423
TOTAL OPERATING EXPENSES	1,779,382	1,080,435
NET OPERATING INCOME	(1,576,298)	(1,060,053)
OTHER INCOME		
Other income	-	20,000
Interest income/(expense)	(55,429)	103
TOTAL OTHER INCOME	(55,429)	20,103
NET INCOME (LOSS)	$ (1,631,727)	$ (1,039,950)

See independent accountant's review report and accompanying notes to financial statements.

GROGURU, INC.
STATEMENTS OF RETAINED EARNINGS
DECEMBER 31, 2019 AND 2018

	Treasury Stock		Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount			
BEGINNING BALANCE, JANUARY 1, 2018	-	$ -	19,058,947	$ 1,906	88,810	$ (351,979)	$ (261,263)
Issuance of common stock	-	-	7,208,532	721	91,617	-	$ 92,338
Net income	-	-	-	-	-	(1,039,950)	$ (1,039,950)
ENDING BALANCE, DECEMBER 31, 2018	-	$ -	26,267,479	$ 2,627	$ 180,427	$ (1,391,929)	$ (1,208,875)
Purchase of treasury stock	635,600	(5,085)	(128,634)	(13)	15,746	-	$ 10,648
Net income				-	-	(1,631,727)	$ (1,631,727)
ENDING BALANCE, DECEMBER 31, 2019	635,600	$ (5,085)	26,138,845	$ 2,614	$ 196,173	$ (3,023,656)	$ (2,829,954)

See independent accountant's review report and accompanying notes to financial statements.

GROGURU, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2019 AND 2018

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (1,631,727)	$ (1,039,950)
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation and amortization expense	75,244	17,254
(Increase) decrease in assets:		
Accounts receivable	(267,419)	(85,272)
Inventory	(265,880)	(29,557)
Prepaid expenses and other current assets	24,985	(45,000)
Increase (decrease) in liabilities:		
Accounts payable	145,977	113,208
Deferred revenue	(19,615)	31,863
Deposits	(13,101)	13,101
Accrued expenses	106,874	42,205
CASH USED FOR OPERATING ACTIVITIES	(1,844,662)	(982,148)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for purchase of intangible assets	(115,623)	(48,053)
Cash used for purchase of fixed assets	(9,629)	-
CASH USED FOR FINANCING ACTIVITIES	(125,252)	(48,053)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of convertible notes payable	1,920,000	-
Issuance of common stock	15,733	94,244
Cash paid to repurchase treasury stocl	(5,085)	-
Repayment of related party notes payable		(100,325)
Issuance of SAFE obligations	-	976,007
CASH PROVIDED BY INVESTING ACTIVITIES	1,930,648	969,926
NET DECREASE IN CASH	(39,266)	(60,275)
CASH AT BEGINNING OF YEAR	223,050	283,325
CASH AT END OF YEAR	$ 183,784	$ 223,050

See independent accountant's review report and accompanying notes to financial statements.

1.   **Summary of Significant Accounting Policies**

The Company
GroGuru, Inc. (the "Company") was incorporated in the State of Delaware on June 17, 2014. The Company is focused on helping farmers implement strategic irrigation management. The Company deploys soil sensors that measure things like soil moisture, temperature and salinity at various root depth of crops. They wirelessly transmit this data to the Cloud where the Company adds additional information to make AI-based recommendations to farmers about when and how much to irrigate their crops. The Company's recommendation engine accounts for the data that they get from the soil sensors, but also crop type, weather, soil type, and additional data.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2019, and 2018, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2019, the Company is operating as a going concern.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2019, and 2018, the Company has recorded $33,356 and nil, respectively, as an allowance for doubtful accounts.

1.   <u>Summary of Significant Accounting Policies (continued)</u>

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Inventory
Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2019, the balance of inventory related to raw materials was 121,336 and the balance of inventory related to finished goods was $174,101. At December 31, 2018, the balance of inventory related to finished goods was $29,557.

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist of software development costs, which are amortized over three years. Amortization expense for the period ending December 31, 2019, and 2018, was $91,161 and $17,254, respectively.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Furniture and equipment are depreciated over three years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition
The Company recognizes revenue from sales of hardware when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon shipment of a sale. Unshipped orders are recorded as deferred revenues. The Company has recorded $623,690 and $129,831, respectively for the years ending December 31, 2019 and 2018 in hardware revenues.

The Company recognizes revenue from its SAAS (software as a service) and professional service contracts ratably over applicable contract periods, in which most cases are twelve months. Amounts billed and collected before the services are performed are included in deferred revenues. The Company has recorded $50,423 and $17,217, respectively for the years ending December 31, 2019 and 2018 in service revenues.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

1.   **Summary of Significant Accounting Policies (continued)**

New Accounting Pronouncements

On January 1, 2018, the Company adopted ASC 606, which is a comprehensive new revenue recognition model that requires revenue to be recognized in a manner to depict the transfer of goods or services and satisfaction of performance obligations to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. The Comapny applied the modified retrospective method to contracts that were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported under the previous accounting standards. There was not a material impact to revenues as a result of applying ASC 606 in 2018, and there have not been significant changes to the Company's business processes, systems, or internal controls as a result of implementing the standard.

On January 1, 2018, the Company adopted Accounting Standards Update ("ASU") No. 2016-15, "Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments" ("ASU 2016-15"), on a retrospective basis. ASU 2016-15 addresses several specific cash flow issues. The adoption of ASU 2016-15 had no effect on the Company's financial statements.

ASC 842, "Leases", becomes effective for the Company for interim and annual periods beginning December 15, 2020. The standard requires that lease assets and liabilities be recognized on the balance sheet and that key information about leasing arrangements be disclosed. Upon adoption, the Company expects to recognize additional lease assets and liabilities of approximately $XX million to reflect the present value of remaining lease.

In June 2018, the Financial Accounting Standards Board ("FASB") issued ASU No. 2018-07, "Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting." ASU No 2018-07 expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. The guidance also specifies that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor's own operations by issuing share-based payment awards. This guidance is effective for fiscal years beginning after December 15, 2019, and interim periods beginning after December 15, 2020. Early adoption is permitted, but no earlier than an entity's adoption date of Topic 606. The Company does not expect this to have a material effect on the financial statements.

2.   **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   **Property and Equipment**

Property and equipment consisted of the following at December 31, 2019:

Property and equipment at cost:	
Furniture and equipment	9,629
	9,629
Less: Accumulated depreciation	1,337
Total	$ 8,292

There was no property and equipment owed by the Company at December 31, 2018.

4.   **Convertible Notes**

The Company has issued several convertible notes. In 2019, fifty-seven promissory notes were issued for a total of $1,920,000, with 6% APRs and maturity dates in 2021. Accrued interest in the amount of $55,452 has been recorded for the year ending December 31, 2019.

5.   **SAFE Obligations**

Since inception, the Company issued Simple Agreements for Future Equity ("SAFE"). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event. Total capitalization of the company includes all shares of capital stock issued and outstanding and outstanding vested and unvested options as if converted.

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement ("Purchase Amount") or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization ("Liquidity Price") (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of

5.   **SAFE Obligations (continued)**

shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2019, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

As of December 31, 2019 and 2018, the Company had $1,456,007 of SAFE obligations outstanding, with valuation caps between $2,000,000 and $5,000,000 and discount rates of 80%.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2019 and 2018 are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required, or reflected in income for the years ended December 31, 2019 and 2018.

6.   **Equity**

Treasury Stock
In fiscal 2019, the board of directors authorized a purchase of 635,600 shares of the Company's common stock, which may be used to meet the Company's common stock requirements for its equity incentive plans. During 2019, the Company purchased the full 635,600 shares of common stock at the aggregate cost of $5,085.

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 20,000,000 shares of common stock at $0.0001 par value per share. During 2018, the Company amended it's articles of incorporation to have the authority to issue 40,000,000 shares of common stock at the same par value per share.

6.   <u>Equity (continued)</u>

Common Stock (continued)
As of December 31, 2019, 26,138,845 shares of common stock have been issued and are outstanding.

As of December 31, 2018, 26,267,479 shares of common stock have been issued and are outstanding.

Equity Incentive Plan
Under the Operating Agreement, the Company has the authority to issue up to 10,000,000 common stock options to employees, contractors, and advisors, which grant the recipient an interest in Company income, gain, loss, deductions, and distributions. The Company has 9,142,590 and 9,200,000 shares of stock options outstanding as of December 31, 2019 and 2018, respectively. The Company recorded $7,525 and $27,495 in stock-based compensation expense for the years ended December 31, 2019 and 2018, respectively.

7.   <u>Going Concern</u>

These financial statements are prepared on a going concern basis. The Company registered in June 2014 and has established and presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

8.   <u>Subsequent Events</u>

During 2020, the Company has issued an additional 683,276 shares of common stock and has granted 340,000 shares of stock options.

During 2020, the Company has issued an additional nine convertible notes, totaling $312,500, with 6% APRs and maturity dates in 2022.

The Company has evaluated subsequent events through May 29, 2020, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.